FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1	TransAlta Corporation proxy form for 2003 Annual General Meeting
Exhibit 2	TransAlta Corporation Notice to Shareholders and Management Proxy Circular, dated March 14, 2003.

TransAlta Corporation

THIS IS YOUR PROXY - DO NOT DESTROY - THIS IS AN IMPORTANT DOCUMENT

The undersigned hereby appoints John T. Ferguson, Chair of the board, or failing him, Stephen G. Snyder, president and chief executive officer, or instead of the foregoing persons, as proxyholder of the undersigned with full power of substitution, to vote and otherwise act for and on behalf of the undersigned as directed below, and in respect of any amendments to the matters identified below, and all other matters that may properly come before the Annual Meeting (the "Meeting") of shareholders of TransAlta Corporation (the "Corporation") to be held on Wednesday, April 30, 2003 at 1:30 p.m. (local time) at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9 and at any continuation after an adjournment thereof.

Items on which shareholder's action is required:

1.

Election of Directors

For

__

Withhold

__

01    W.D. Anderson

02     S.J. Bright

03     R.S. Deane

04     J.C. Donald

05     J.T. Ferguson, F.C.A.

06     G.D. Giffin

07     L.D. Hyndman, O.C., Q.C.

08     D. Soble Kaufman

09     J.S. Lane

10     L. Vazquez Senties

11     S.G. Snyder

Voting Instructions

*

If you support all of the nominees, please mark the above "For" box;

*

OR if you wish to support only certain nominees, mark the above "For" box and strike out the name(s) of those nominee(s) you wish to withhold your authority to vote on;

*

OR if you wish to withhold the authority to vote for all of the nominees,

mark the above "Withhold" box.

2.

Appointment of Ernst & Young LLP as Auditors

For

__

Withhold

___

This proxy is solicited by and on behalf of the management of the Corporation.  The shareholder has the right to appoint a person (who need not be a shareholder) other than those stated as his or her nominee to attend and act at the said meeting, or at any adjournment thereof, and may exercise such right by striking out the names of the specified persons and inserting the name of such person in the blank space on this proxy form or by completing and submitting another appropriate form of proxy.  The form of proxy must be deposited with the Corporation's Transfer Agent not less than 24 hours prior to the time fixed for holding the Meeting.

The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for and will be voted as directed by each shareholder.  If no choice is specified the shares will be voted (i) in favour of the election of each of the persons proposed to be nominated as directors; and (ii) in favour of the appointment of Ernst & Young LLP as auditors of the Corporation.  Execution of this proxy is deemed to confer on the proxyholder discretionary authority to vote as he feels fit in respect of each matter set forth if no choice is specified and to act in respect of any amendments or other matters that may properly come before the Meeting.

This proxy must be signed and dated by the shareholder or by his or her attorney authorized in writing or, in the case of a corporation, the proxy shall be under its corporate seal attested by the hands of its proper officers, or under the hand of an officer or attorney duly authorized.  If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), all persons must sign the proxy and all executors, administrators, trustees, corporate officers, etc. must indicate the capacity in which they sign.  If the proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

The undersigned hereby revokes any proxy previously given with respect to the Meeting.  The shares represented by this proxy will be voted on any ballot that may be called for and, where the shareholder has specified a choice with respect to the matters herein, will be voted as directed herein, or if no direction is given with respect to any matter, will be voted in favour of the resolution with respect to such matter.

[The undersigned confirms the express wish that this document and the related documents including the Notice of Meeting and the Management Proxy Circular, be in English only.  Le soussigne confirme sa volonte expresse que ce document et les documents se rattachant a la presente, y compris la circulaire d'information, soient rediges en anglais seulement.]

Shareholder's Signature

Date _________________________, 2003.

If you have any questions, please call toll free 1-800-387-0825 in Canada or the U.S. or (416) 643-5500 outside North America.

VOTING OPTIONS AND INSTRUCTIONS

Other options available to convey your voting instructions are further described on the enclosed blue sheet "Voting Options and Instructions", and in the Management Proxy Circular for:

(1)

telephone voting; or

(2)

internet voting

VOTE BY MAIL:

1.

In order to vote by mail, this proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person.  If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), all persons should sign.

2.

Proxies not dated in the space provided will be deemed to bear the date on which they were mailed by the shareholder.

3.

The name of the shareholder must appear exactly as it is shown on the affixed label.  If shares are held jointly, any one of the joint owners may sign.

4.

If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered.  If shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

5.

A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by the Corporation's Transfer Agent by mail or delivery to CIBC Mellon Trust Company, Attention:  Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5 not less than 24 hours prior to the time fixed for the holding of the Meeting (or any adjournment thereof).

6.

For further information, see the Management Proxy Circular.

VOTE BY PHONE:

In order to vote by phone, use any touch-tone phone to transmit your voting instructions.  Phone toll-free 1-877-290-3210 (English and French) and follow the instructions the Vote Voice provides you.  Have this Proxy Form in hand when you call.  You will be prompted to enter your 13 digit Control Number which is located on the bottom left hand side of this form.  The control number is your personal security code and will be used to authenticate your voting instructions.

VOTE BY INTERNET:

www.proxyvoting.com/transalta

In order to vote by internet, use the Internet to transmit your voting instructions and for electronic delivery of information.  Have this form in hand when you access the website.  You will be prompted to enter your 13 digit Control Number.

IMPORTANT NOTICE TO SHAREHOLDERS:

Canadian income tax legislation requires that holders of common shares of TransAlta Corporation provide their Social Insurance Number (SIN) to the person (the issuing company, trustee or agent) who prepares tax information slips on your behalf.  If you have not yet provided your SIN, please provide it on this proxy.

Note:  This requirement only applies to individuals residing in Canada and Canadian citizens residing outside of Canada.

_ _ _    _ _ _  _ _ _

SIN (Canada)

- Your Control Number -

If you have any questions, please call toll free 1-800-387-0825 in Canada or the U.S. or (416) 643-5500 outside North America.

                                                                                                                                    TransAlta Corporation

110 - 12th Avenue SW

Box 1900, Station "M"

Calgary, Alberta T2P 2M1

(403) 267-7110

www.transalta.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MANAGEMENT PROXY CIRCULAR

Notice To Shareholders

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of holders of common shares of TransAlta Corporation ("TransAlta" or the "Company") will be held in the Vanity Fair "A" Room, 2nd Floor, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9 on Wednesday, April 30, 2003 at 1:30 p.m. (local time) for the purpose of:

(a)	receiving the consolidated financial statements of the Company for the year ended Dec. 31, 2002 and the auditors' report thereon;
(b)	electing directors;
(c)	appointing auditors; and
(d)	transacting such other business as may properly be brought before the Meeting.

By order of the Board of Directors

Calgary, Alberta                                                                                                                                                                                                                                                    Alison T. Love

March 14, 2003                                                                                                                                                                                                                                            Corporate Secretary

If you are unable to be present at the Meeting, please use one of the voting options described in the accompanying proxy. If you choose to vote by mail, proxies must be returned to TransAlta's Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5, not less than 24 hours prior to the time fixed for holding the Meeting. If you choose to vote by telephone or the Internet, your vote must be cast not less than 48 hours prior to the time fixed for holding the Meeting.

Only shareholders of record at the close of business on March 14, 2003 will be entitled to vote at the Meeting

Table of Contents

Management Proxy Circular	3
Solicitation of Proxies	3
Appointment and Revocation of Proxies	4
Confidentiality of Voting	4
Voting Shares and Principal Holders Thereof	4
Business to be Transacted at the Meeting	4
1. Financial Statements	4
2. Election of Directors	4
Nominees for Election to the Board of Directors	5
Board of Directors' Compensation /Attendance	6
3. Appointment of Auditors	7
4. Other Matters	8
Reports of Committees of the Board	8
Report of the Audit and Environment Committee	8
Report of the Nominating and Corporate Governance Committee	10
Report of the Human Resources Committee	10
Executive Compensation Strategy	11
Indebtedness of Directors and Officers	17
Change of Control Agreements	17
Comparative Shareholder Return	17
Directors' and Officers' Insurance	18
Corporate Governance	18
Additional Information	18
2004 Annual Meeting of Shareholders - Shareholder Proposals	19
Directors' Approval	19
Appendix 1 - Statement of Corporate Governance Practices	21
Appendix 2 - Charters of the Committees of the Board	24

Management Proxy Circular

Solicitation of Proxies

This management proxy circular is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation ("TransAlta" or the "Company") for use at the Annual Meeting (the "Meeting") of the shareholders of the Company to be held on Wednesday, April 30, 2003 at 1:30 p.m. (local time), or any adjournment thereof, for the purposes set out in the Notice to Shareholders.

Shareholders who are unable to be present at the Meeting may vote through the use of proxies. If you are a shareholder, you may convey your voting instructions in one of the three ways available to you: use of the paper proxy form to be returned by mail or delivery, use of the telephone voting procedure or use of the Internet voting procedure. By conveying your voting instructions in one of these three ways, you can participate in the Meeting through the person or persons named on the proxy form. Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly. The persons named in the accompanying proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, such shares will be voted (i) in favour of the election of each of the persons proposed to be nominated as directors and (ii) in favour of the appointment of Ernst & Young LLP as auditors of the Company.

The paper proxy form is the only voting option by which a shareholder may appoint a person as proxy other than the nominees named on the proxy form.

Mail:

If a shareholder elects to use the paper proxy form, then it must be completed, dated and signed in accordance with the instructions included with the proxy form. It must then be returned to CIBC Mellon Trust Company, Transfer Agent and Registrar, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5 not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Telephone:

If a shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-877-290-3210 (English and French). A shareholder must follow the instructions of the "Vote Voice" and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed by use of touch-tone selections over the telephone. A shareholder voting by telephone must cast their vote not less than 48 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Internet:

If a shareholder elects to vote by Internet, then the shareholder must access the Web site:

www.proxyvoting.com/transalta

A shareholder must then follow the instructions and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed electronically by the shareholder over the Internet. A shareholder voting by Internet must cast their vote not less than 48 hours prior to the time fixed for the holding of the Meeting (or any adjournment of the Meeting).

The cost of solicitation will be borne by the Company and will be made primarily by mail. Officers and employees of the Company may solicit proxies without special compensation by telephone, facsimile or in person. Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

Unless otherwise stated, information contained in this information circular is given as at March 14, 2003.

Appointment and Revocation of Proxies

Proxies are revocable. Subject to compliance with the requirements of the following paragraph, the giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting, or any adjournment.

If the prior instructions were submitted by mail, a shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 - 12th Avenue S.W., Calgary, Alberta, T2R 0G7, Attention: Corporate Secretary, not less than 24 hours prior to the time fixed for the Meeting, or any adjournment, at which the proxy is to be used or in person with the chair of the Meeting on the day of the Meeting, or any adjournment, or in any other manner permitted by law. If the instructions were conveyed by telephone or the Internet then conveying new instructions by mail within the time frame set forth above or by telephone or Internet not less than 48 hours prior to the time fixed for the Meeting, or any adjournment, will revoke the prior instructions.

Confidentiality of Voting

Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Company, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the proxy form or otherwise clearly intends to communicate his or her individual position to management of the Company, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

Voting Shares and Principal Holders Thereof

At Feb. 28, 2003, there were outstanding 170,570,669 fully paid and non-assessable common shares of the Company. A shareholder is entitled to one vote for each common share held. To the knowledge of management of the Company there are no persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10 per cent of the common shares of the Company.

Only shareholders of record at the close of business on March 14, 2003 will be entitled to vote at the Meeting.

Business to be Transacted at the Meeting

This Circular contains information relating to the receipt of TransAlta's audited consolidated financial statements, the election of directors and the appointment of auditors.

1. Financial Statements

The audited consolidated financial statements of TransAlta for the year ended Dec. 31, 2002, and the report of the auditors thereon will be tabled at the Meeting. These audited consolidated financial statements form part of the 2002 Annual Report of the Company, which was mailed to shareholders with this Notice of Meeting and Management Proxy Circular. Additional copies of the 2002 Annual Report may be obtained from the Corporate Secretary of TransAlta upon request and will be available at the Meeting.

2. Election of Directors

The Board of Directors is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than three nor more than 19 directors. By resolution of the Board, the number of directors to be elected at the meeting has been fixed at 11, which is less than at present. Each of the persons listed below is proposed to be nominated as a director of the Company to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.

The current board consists of 14 directors; three of whom, Christopher Hampson, Charles Hantho and Ralph Thrall, Jr., are retiring at the Annual Meeting.

The Board has established three committees: the Audit and Environment Committee ("AE Committee"), the Human Resources Committee ("HRC"), and the Nominating and Corporate Governance Committee ("NCGC"). The membership of these committees is set out in the following table.

Unless specified in a paper, telephone or internet proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the election of one or more directors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the election of the proposed nominees listed below, all of whom are now directors of TransAlta.

Nominees for Election to the Board of Directors

Name and Municipality of Residence	First Year as Director	Principal Occupation	Membership on Committees and Ownership of Shares
William D. Anderson Montreal, QC	2003	President of BCE Ventures, a subsidiary of BCE Inc. (telecommunications).	2,000 common shares (1)
Stanley J. Bright Vero Beach, FL	1999	Corporate Director. He is a director of MidAmerican Energy Company (electric and gas generation and distribution).	Member of the AE Committee and the HRC 7,500 common shares (1) 5,915 deferred share units (2)
Roderick S. Deane Wellington, NZ	2000

Chair, Telecom Corp. of New Zealand Ltd. (telecommunications), Fletcher Building Ltd. (building) and ANZ Banking Group Ltd. (New Zealand) (banking) and Professor of Economics and Management, Victoria University (Wellington, NZ).

			Member of the AE Committee 5,223 deferred share units (2)
Jack C. Donald Red Deer, AB	1993

Chair, Parkland Income Trust and president and CEO of Parkland Properties Ltd. (petroleum refining and marketing), also vice president and director of Brandt Industries Ltd., Chair and a director of Canadian Western Bank and a director of Ensign Resource Services Group Ltd.

			Member of the HRC and the NCGC 13,128 common shares (1)
John T. Ferguson, F.C.A. Edmonton, AB	1981

Chair, TransAlta Corporation (electric industry holding company), Chair and a director, Princeton Developments Ltd. (commercial real estate development) and a director of Royal Bank of Canada and Suncor Energy Inc.

			Member of the AE Committee, HRC and the NCGC 17,090 common shares (1) 6,993 deferred share units (2)
Gordon D. Giffin Atlanta, GA	2002

Senior Partner of McKenna, Long & Aldridge  (attorneys). From 1997 to 2001 he served as United States Ambassador to Canada. He is a director of Canadian National Railway Company (transportation), Canadian Imperial Bank of Commerce (banking) and Canadian Natural Resources Ltd. (natural resources).

			Member of the NCGC 1,000 common shares (1) 1,364 deferred share units (2)
Louis D. Hyndman, Q.C Edmonton, AB	1986

Senior Partner of Field Atkinson Perraton LLP (Barristers & Solicitors) and a director of Canadian Urban Equities Ltd., Clark Inc., EllisDon Inc., Enbridge Inc., Melcor Developments Ltd. and Meloche Monnex Inc.

			Member of the HRC and the NCGC 8,568 common shares (1) 343 deferred share units (2)
Donna Soble Kaufman Toronto, ON	1989

Lawyer and Corporate Director. She is also a director of BCE Inc., Bell Canada and Bell Canada International Inc. (telecommunications), Hudson's Bay Company (retail), Public Sector Pension Investment Board (pension fund management) and UPM Kymmene Corp. (pulp and paper).

			Chair of the NCGC Member of the HRC 6,500 common shares (1) 7,726 deferred share units (2)
John S. Lane Toronto, ON	1993	Corporate Director. He is also a director of AFP Cuprum S.A. (pension fund management), McLean Budden Ltd. (investment management) and Ontario Teachers' Pension Plan Board (pension fund management).	Chair of the AE Committee Member of the NCGC 4,130 common shares (1) 7,726 deferred share units (2)
Luis Vazquez Senties Mexico City, MX	2001	Chair of Group Diavaz (oilfield services and natural gas distribution). He is also chair of CIA Mexicana de Geofisica and a director of Compania Mexicana de Gas.	2,177 deferred share units (2)
Stephen G. Snyder Calgary, AB	1996	President and chief executive officer TransAlta Corporation (electric industry holding company). He is also a director of Canadian Imperial Bank of Commerce (banking).	84,374 common shares (1) 35,000 stock options

(1) All common share amounts are as of March 14, 2003 and, in Mr. Snyder's case, include shares acquired pursuant to the Performance Share Ownership Plan ("PSOP"). See page 11 for a description of the PSOP.

(2) See below for further information w ith respect to deferred share units.

Board of Directors' Compensation /Attendance

In 2002, the Board of Directors' Compensation was as follows:

  annual retainer: 2000 common shares or deferred share units (see below);
  annual retainer for the Chair of the Board: $150,000 plus the director annual retainer and meeting fees;
  committee chair retainers: $5000 per year;
  directors' meeting fees were paid only to non-employee directors;
  board and committee meeting fee: $1500 per meeting attended in person, $1000 per meeting attended by phone;
  non-Canadian resident directors were paid their meeting fees in U.S. dollars;
  non-employee directors were also compensated on a per diem basis while otherwise engaged on TransAlta business at the request of the Company;
  related travel and out-of-pocket expenses were reimbursed; and
  travel day fees: $1500 for directors having to travel more than 1,000 km from their principal residence to a meeting.

Directors' Shareholding Requirements

To ensure that directors' compensation is aligned with shareholders' interests:

  the director's annual retainer must be paid in common shares of TransAlta (purchased on the open market) or in deferred share units ("DSUs"). Directors are required to hold three times their annual retainer in either common shares or DSUs within three years of their appointment to the Board;
  a DSU is a bookkeeping entry having the same value as one common share of the Company, but is not paid out until such time as the director leaves the Board thereby providing an ongoing equity stake in the Company throughout the director's period of board service. The directors' DSU accounts are credited with units equivalent to cash dividends paid on common shares. Upon retirement, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Company's common shares at that time, minus applicable taxes; and
  as at Dec. 31, 2002, the accrual in respect of DSUs currently outstanding to directors was $931,509.

Shareholdings of Directors

  total common shares held by non-employee directors: 93,504 (1);
  total DSUs held by non-employee directors: 45,193 (1); and
  total value of common shares and DSUs held by non-employee directors: $ 2,299,596.(2)

(1) Includes shares and DSUs of the non-employee directors as at Feb. 28, 2003, and includes directors at that date who are not standing for election at the Meeting.

(2) Based on the closing price of TransAlta's common shares on the Toronto Stock Exchange as of Feb. 28, 2003 ($16.58).

Summary of Board and Committee Meetings Held

For the 12-month period ended Dec. 31, 2002

Meeting Type	Totals
Board	13
Audit and Environment Committee	8
Human Resources Committee	5
Nominating and Corporate Governance Committee	6
Total number of meetings held	32

Summary of Attendance of Directors

For the 12-month period ended Dec. 31, 2002

Director	Board Meetings Attended	Committee Meetings Attended
William Anderson (1)	N/A	N/A
Stanley Bright	13 of 13	11 of 11
Dr. Roderick Deane	11 of 13	7 of 8
Jack Donald	12 of 13	8 of 8
John Ferguson	13 of 13	19 of 19
Gordon Giffin	9 of 9	4 of 4
Christopher Hampson	13 of 13	7 of 8
Charles Hantho	12 of 13	11 of 11
Louis Hyndman	11 of 13	7 of 8
Donna Soble Kaufman	12 of 13	13 of 13
John Lane	10 of 13	14 of 14
Stephen Snyder (2)	13 of 13	N/A
Ralph Thrall, Jr.	12 of 13	8 of 8
Luis Vazquez (3)	12 of 13	Nil

(1)  Mr. Anderson joined the Board on Jan. 29, 2003. He did not attend any meetings in 2002.

 (2)  Mr. Snyder attends committee meetings, in full or in part, as appropriate, as a non-voting director.

 (3) Mr. Vazquez did not serve on any committees in 2002 although he and several other directors attended a number of committee meetings as a director.

 3. Appointment of Auditors

The Audit and Environment Committee and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders. Unless specified in a proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the re-appointment of Ernst & Young, LLP Chartered Accountants, as auditors of the Company to hold office until the close of the next annual meeting of shareholders.

Fees Paid to Ernst & Young LLP

For the year ended Dec. 31, 2002 Ernst & Young LLP and its affiliates were paid $2.5 million, as detailed below:

	Year ended December 31

Ernst & Young LLP	2002	2001
Audit services	$929,875	$926,537
Audit related services	93,249	110,000
Tax services	1,340,231	2,204,502
Non-audit services	127,000	120,000

Total	$2,490,355	$3,361,039

The AE Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. In May 2002, that Committee adopted a policy that prohibits TransAlta from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval of the Committee for other permissible categories of non-audit services, such categories as determined under the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act").

Representatives of Ernst & Young LLP will be in attendance at the Meeting, will have the opportunity to make a statement if they so wish and will be available to respond to questions.

4. Other Matters

Management knows of no other matter to come before the Meeting. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If any other matters which are not known to management properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

Reports of Committees of the Board

Report of the Audit and Environment Committee

Consisting of six independent directors, the AE Committee has oversight responsibility for, among others, the Company's financial reporting processes and the quality of its financial reporting.

In 2002 and early 2003, the AE Committee reviewed and revised its Charter. As part of this work, the AE Committee considered new Canadian and U.S. requirements for audit committees and emerging best practices. A copy of the revised Charter adopted by the AE Committee and approved by the Board is attached to this Circular in Appendix 2.

In fulfilling its mandate in 2002 the AE Committee has:

Financial Reporting:

  reviewed with management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and Management Discussion and Analysis ("MD&A"), the interim financial statements and MD&A, the Annual Information Form and this Management Proxy Circular. This review included a discussion with the external auditors about matters required to be disclosed under generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditors' independence;
  approved the implementation of new accounting policies; and
  received the written disclosures from the external auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company currently certify the information set forth in the consolidated financial statements and related disclosure materials as required by the Sarbanes-Oxley Act.

Based on this information, the AE Committee recommended to the Board of Directors that the audited financial statements, notes thereto and MD&A be included in the Annual Report to Shareholders.

External Auditors:

  reviewed the performance and qualifications of the external auditors and recommended reappointment for shareholders' approval;
  reviewed the independence of the external auditors, based on the auditors' disclosure of its relationships with the Company and its compensation, and determined the auditors were independent;
  approved the fees payable to the external auditors;
  reviewed the overall scope and plans of the annual audit with the external auditors and management; and
  met privately with the representatives of the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues which the external auditors wished to raise with the AE Committee.

Internal Auditor:

  reviewed the mandate, independence, qualifications, resources and annual work plan of the internal audit department;
  reviewed the results of audits performed; and
  met privately with the Director, Internal Audit.

Risk Management, Regulatory Compliance and Other

  established a process to review and approve any services to be provided by the external auditors, including the use of other accounting and tax advisors to conduct work not performed by the external auditors;
  ensured that a risk management process is fully operational and that the CFO provides regular reports;
  reviewed management reports demonstrating compliance with risk management policies;
  reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company's risk management practices, as well as management responses;
  reviewed the Company's legal and regulatory compliance with the Executive Vice-President, Legal and other officers, including correspondence from regulators;
  reviewed the financial performance of the Company's pension plans;
  established, through the Company's Code of Conduct, a procedure for the receipt of complaints regarding accounting or auditing matters, whereby issues may be submitted confidentially to the AE Committee; and
  approved a specific Code of Conduct applicable to the senior financial management group of the Company.

Environment, Health And Safety ("EH&S") Matters

  reviewed with management whether EH&S policies were being effectively implemented; and
  reviewed the effectiveness of TransAlta's response to EH&S issues.

The AE Committee met regularly with the External Auditors, the Director, Internal Audit, the CFO, the Vice-President and Comptroller, the Vice-President and Treasurer, the Executive Vice-President, Legal and other members of management.

The AE Committee also reviewed its mandate and performance. The AE Committee is satisfied with the appropriateness of its mandate and is satisfied that it met the terms of its mandate in 2002.

Signed,

John S. Lane (Chair)

Stanley J. Bright

Roderick Deane

John T. Ferguson

Christopher Hampson

Ralph A. Thrall, Jr.

Report of the Nominating and Corporate Governance Committee

Consisting of seven independent directors, the NCGC oversees the Company's corporate governance processes, including the effectiveness of the Board and its committees, the Chair of the Board and the contributions of individual directors.

In 2002, the NCGC reviewed and revised its Charter, which was then approved by the Board and is attached to this Circular in Appendix 2.

In fulfilling its mandate, the NCGC has:

  reviewed the size and composition of the Board to ensure that the current Board membership had the diversity of experience and was of an adequate size to provide for effective decision-making and staffing of Board committees;
  recommended to the Board nominees to stand for election as directors at the Annual Meeting on April 30, 2003;
  ensured the appropriate structure, composition and mandate of each Board committee;
  through personal interviews by the Chair of the NCGC with each director, conducted an assessment of the performance of the Chair of the Board;
  through interviews and questionnaires, conducted an evaluation of the effectiveness of the Board and its committees;
  reviewed the compensation paid to directors to ensure that it was competitive and aligned the interests of directors with those of shareholders;
  satisfied itself that a comprehensive education program was in place for all directors; and
  monitored the Board's governance guidelines.

The NCGC also reviewed its mandate and performance and is satisfied that it met the terms of its mandate in 2002.

Through the NCGC, the Board constantly reviews, evaluates and modifies its governance to ensure it is of the highest standard. The Board is satisfied that the Company's comprehensive governance program is consistent with the guidelines adopted or proposed by the Toronto Stock Exchange and the New York Stock Exchange. A detailed comparison of the Company's governance practices with the guidelines of the Toronto Stock Exchange may be found in Appendix 1 on page 19.

Signed,

Donna Soble Kaufman (Chair)

Jack C. Donald

 John T. Ferguson

Gordon D. Giffin

Charles H. Hantho

Louis D. Hyndman

 John S. Lane

Report of the Human Resources Committee

Consisting of six independent directors, the HRC oversees the Company's executive compensation program.

In 2002 the HRC reviewed and revised its Charter, which was then approved by the Board and is attached to this Circular in Appendix 2.

In fulfilling its mandate, the HRC has:

  reviewed the performance of the CEO for 2001 and recommended to the Board his annual incentive compensation, grants under PSOP and salary for 2002;
  determined the CEO's 2002 performance metrics and payout targets;

  reviewed the calculation of 2001 incentive compensation payments for officers and employees and recommended those amounts to the Board;
  reviewed and recommended PSOP awards for officers and employees for the period ending Dec. 31, 2001;
  reviewed and recommended 2002 PSOP grants for officers and employees;
  reviewed and recommended the 2002 employee stock option program grants;
  reviewed and approved the 2002 annual incentive compensation performance metrics and target payout levels for officers and employees;
  reviewed and approved Management's recommendations for organizational design, to reflect a functional model of responsibilities and approved organization changes resulting therefrom;
  reviewed the compensation plans generally, as well as the design of the pension plans as an element thereof;
  reviewed and recommended appointment of officers;
  reviewed pension governance from an HR perspective;
  reviewed the succession planning process, with particular focus on senior management and the CEO; and
  reviewed and approved the 2003 salary planning guidelines.

The HRC also reviewed its mandate and performance. The HRC is satisfied with the appropriateness of its mandate and that it met the terms of its mandate in 2002.

Executive Compensation Strategy

The compensation program for TransAlta's executives is based on TransAlta's total reward strategy and is designed to:

  align the immediate and long-term actions of the executive team with the annual and long-term interests of the shareholders;
  attract and retain highly capable executives from the North American energy sector; and
  engage the leadership team by defining and rewarding performance for achieving a balance of Company-wide and business unit goals.

Base pay, annual incentives, long-term incentives, benefits, retirement programs and related rewards are designed within this overall strategy.

The Company gathers and compiles competitive remuneration data from external surveys and independent consulting firms using a cross section of comparable Canadian and U.S. based organizations primarily in the power generation and energy sectors in which the Company competes for executive talent. The comparator group is reviewed regularly to ensure it continues to reflect the Company's executive talent labour market.

TransAlta designs its base pay, annual incentive compensation and long -term compensation plans to pay at the 50th percentile reward level of its comparator group when the Company and the individual meet their goals, and up to the 75th percentile of competitive reward levels when both the individual and the Company substantially exceed their goals.

Program Components

Base Pay for each executive is reviewed annually to ensure it properly reflects a balance of market conditions, the levels of responsibility and accountability of each individual, their unique talents, capabilities and level of sustained performance, and the fiscal resources of the Company.

Annual Incentives are reviewed annually and designed around the fiscal year's business strategies and performance targets. They combine metrics that reflect a blend of financial and operational Company-wide, business unit and individual goals. These performance metrics typically include earnings, cash flow, cost-management, power plant availability, optimization and protection of physical assets, prudent trading, and meeting acquisition and development program targets.

At the beginning of each year, for each executive member, the Company sets incentive compensation targets linked to specific measurable performance goals. Performance against goals is reviewed regularly. At the end of the year, the Company compares actual results against each performance goal and computes the incentive compensation earned with possible payments ranging from zero to the target to two-times target.

Long-Term Incentives TransAlta continues to use a performance based share unit program to align the executives' and selected senior employees' long-term interests with those of its shareholders.

The Performance Share Ownership Plan ("PSOP"), in place since 1997, provides the potential for executives to earn competitive levels of rewards based on the three year total shareholder return ("TSR") of the Company relative to the three year TSR of the companies comprising the Toronto Stock Exchange's S&P/TSX Composite Index.

Within 120 days of the beginning of a three-year PSOP period, for each individual executive, the HRC determines the range of PSOP units to be granted following the completion of the three-year determination period. The range is based on an assessment of the number of units required to meet the Company's desired competitive level of long-term incentives.

The actual number of units earned is determined at the end of the each three-year PSOP period based upon the comparative performance of the Company's TSR relative to the 25th, 50th and 75th percentile TSR among the members of the S&P/TSX Composite Index during the same period.

TSR performance at the 50th percentile results in earning the target level of units. Performance at or above the 75th percentile results in earning the maximum number of units. Performance below the 25th percentile results in no units being earned. Performance at intermediate levels results in earned units based upon an interpolated value.

At the end of the third year, the actual performance and number of units earned is computed. The value of dividends during the three years, equal to dividends that would have been paid on common shares, is added to the number of units earned. The Company computes the total values, deducts any withholding taxes and uses the balance to provide shares in the employee's name, half of which are then released to the participant and half are held in trust for one additional year. The Company is unable to issue shares under this plan to employees resident outside Canada - they receive cash in lieu.

Subject to the provisions of the employment and change in control agreements described in "Change of Control Agreements", should the participant leave TransAlta at any point during the determination period, they forfeit the right to eligibility for any units covered during that period. However, they retain the right to shares already issued.

CEO Compensation and Evaluation The base salary, annual incentives and long-term incentives for the CEO are reviewed by the HRC and recommended to the Board for approval.

The CEO's base pay was set at $645,000 for 2002, based on performance level and market data from external surveys of comparable roles within TransAlta's comparative group of companies, and an annual incentive of $160,000 was paid, based on the Company's earnings per share, cash flow, cost management performance and an assessment of the CEO's achievement of pre-defined critical strategic goals.

In addition, a PSOP grant of 37,700 units was made to the CEO for the period beginning Jan. 1, 2003 and ending Dec. 31, 2005. Under PSOP (as described above), this will result in a possible award of 18,850 common shares (pre-tax) for 25th percentile TSR performance, 37,700 common shares (pre-tax) for 50th percentile TSR performance and 75,400 common shares (pre-tax) for 75th percentile TSR performance.

Signed,

Charles H. Hantho, Chair

Stanley J. Bright

Jack C. Donald

John T. Ferguson

Louis D. Hyndman

Donna Soble Kaufman

Employee Stock Options and the Employee Share Purchase Plan

TransAlta believes that all employees have a measurable impact on its success and that employees' interests should be aligned with shareholders'. In 2002 the Company granted 500 stock options to all full-time employees and 250 options to part-time employees, in each case for employees below the level of senior manager. These options vest over a four-year period with 25% vesting each year. The exercise price for options granted to employees on Feb. 1, 2002 was $20.85. Employees who joined the Company after Feb. 1, 2002 received the same number of options in Jan. 2003, at an exercise price of $17.11. Officers have not received stock options since 1997.

In keeping with its belief in the value of employee share ownership, TransAlta provides a facility for employees to acquire shares through payroll deductions. Employees may purchase shares through the Employee Share Purchase Plan to a maximum of 30% of their base pay through an interest free loan. Loans are repayable over 36 months. Officers of the Company are no longer eligible to participate in this program, as a result of the Sarbanes-Oxley Act.

Executive Compensation

The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended Dec. 31, 2002, 2001 and 2000 in respect of the President and CEO, and the four other most highly compensated executive officers (the "Named Executive Officers").

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
					Awards		Pay Outs
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
		($)	($)	($) (1)	(#) (2)	(#)	($) (3)	($) (4)
S.G. Snyder President and CEO	2002 2001 2000	645,000 600,000 550,008	160,000 420,000 550,008	- - -	- - -	- - -	651,805 395,669 268,532	55,420 60,974 33,599
I.A. Bourne Executive Vice-President and Chief Financial Officer	2002 2001 2000	345,000 305,004 275,040	117,645 247,663 192,528	- - -	- - -	- - -	231,567 98,906 236,940	1,068 1,035 588
J.W. Kemp Executive Vice-President and Chief Technology Officer (5)	2002 2001 2000	320,000 290,004 -	40,000 179,910 -	100,000 U.S. 100,000 U.S. -	- - -	- - -	- - -	961 - -
D.L. Farrell Executive Vice-President	2002 2001 2000	290,004 290,004 250,008	98,890 245,483 175,006	- - -	- - -	- - -	210,977 98,906 78,980	13,566 13,065 12,120
J.F. Dinning Executive Vice-President	2002 2001 2000	275,004 275,004 250,008	93,776 223,303 175,006	- - -	- - -	- - -	210,977 84,426 78,980	13,557 13,040 12,114

(1)

The value of perquisites and other such benefits is no greater than the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus of S.G. Snyder, I.A. Bourne, J.W. Kemp, D.L. Farrell and J.F. Dinning for each of the 2002, 2001 and 2000 fiscal years.  In Mr. Kemp's case, he receives an annual payment of US$100,000 in lieu of participating in the pension plans and for cost of living differences between Canada and the United States.

(2)

Amounts in this column reflect the number of common shares of the Company granted under option in the year indicated. The Company has not granted any stock appreciation rights ("SAR"s).

(3)

"LTIP" refers to the Performance Share Ownership Plan. See "Long-Term Incentives" beginning on page 11.

(4)

Amounts in this column reflect premiums paid by the Company for each officer for "term life insurance" as well as contributions made by the Company towards defined contribution pension benefits, and directors' fees where applicable.

(5)

J.W. Kemp was appointed as an officer of TransAlta in March 2001. Prior to that date he was Vice President Operations of Tractabel, S.A.

Performance Share Ownership Plan

The following table sets forth information regarding PSOP units awarded to Named Executive Officers during the 2002 fiscal year and the two prior fiscal years.  A description of the operation of the PSOP is provided under the heading "Long-Term Incentives" beginning on page 11.

Long-Term Incentive Plan Awards During the
Most Recently Completed Financial Year

Estimated Future Payouts Under Non-Securities Price-Based Plans
Name	Securities, Units or Other Rights (#) (1)	Performance Period Until Maturation or Payout	Less than 25th Percentile (# of Units) (2)	25th Percentile (# of Units) (3)	50th Percentile (# of Units) (4)	75th Percentile or higher (# of Units) (5)
S.G. Snyder	0 - 142,722 0 - 82,000 0 - 76,000	1/1/02 to 31/12/04 1/1/01 to 31/12/03 1/1/00 to 31/12/02	- - -	35,681 20,500 19,000	71,361 41,000 38,000	142,722 82,000 76,000
I.A. Bourne	0 - 42,121 0 - 19,400 0 - 27,000	1/1/02 to 31/12/04 1/1/01 to 31/12/03 1/1/00 to 31/12/02	- - -	10,530 4,850 6,750	21,061 9,700 13,500	42,121 19,400 27,000
J.W. Kemp	0 - 26,357 0 - 24,600 N/A	1/1/02 to 31/12/04 1/1/01 to 31/12/03 1/1/00 to 31/12/02	- - N/A	6,589 6,150 N/A	13,179 12,300 N/A	26,357 24,600 N/A
D.L. Farrell	0 - 39,783 0 - 18,600 0 - 24,600	1/1/02 to 31/12/04 1/1/01 to 31/12/03 1/1/00 to 31/12/02	- - -	9,946 4,650 6,150	19,892 9,300 12,300	39,783 18,600 24,600
J.F. Dinning	0 - 34,732 0 - 17,600 0 - 24,600	1/1/02 to 31/12/04 1/1/01 to 31/12/03 1/1/00 to 31/12/02	- - -	8,683 4,400 6,150	17,366 8,800 12,300	34,732 17,600 24,600

(1)

Indicates the range of PSOP units that the Named Executive Officer is eligible to be awarded. In the event the percentile TSR (as defined below) is at the 75th percentile or greater, the Named Executive Officer receives the maximum number of PSOP units, if at the 50th percentile, one half of the maximum number of PSOP units, and at the 25th percentile, one quarter of the maximum number of PSOP units. If the percentile TSR is less than the 25th percentile the named Executive Officer is not awarded any units except at the discretion of the HRC. An exact percentage of units granted is calculated based on exact TSR results. See "Long Term Incentives" on page 11 for information regarding the operation of the PSOP.

(2)

Assumes the TSR result is less than the 25th percentile and the HRC does not exercise its discretion to issue any PSOP units.

(3)

Assumes the TSR result is at the 25th percentile. Does not include dividends on these units.

(4)

Assumes the TSR result is at the 50th percentile. Does not include dividends on these units.

(5)

Assumes the TSR result is at the 75th percentile or greater. Does not include dividends on these units.

The number of accumulated common shares each individual currently has in trust to be paid out are shown in the following table:

Name	Period 3 Payout: Dec. 31, 2003	Period 4 Payout: Dec. 31, 2004	Total (1)	Value of Shares (2)
S.G. Snyder	11,192 shares	23,276 shares	34,468 shares	$589,747.48
I.A. Bourne	2,798 shares	8,269 shares	11,067 shares	$189,356.37
J. W. Kemp	N/A	N/A	N/A	N/A
D.L. Farrell	2,332 shares	7,534 shares	9,866 shares	$168,807.26
J.F. Dinning	2,798 shares	7,534 shares	10,332 shares	$176,780.52

(1)

These numbers do not include dividends issued on these shares.

(2)

The value of the accumulated shares held in trust is calculated based on the closing price of the common shares on the Toronto Stock Exchange on Dec. 31, 2002 ($17.11).

Stock Options

The following table sets forth information concerning exercises of stock options during the 2002 fiscal year by each of the Named Executive Officers and the number and value of unexercised options held by each of them at Dec. 31, 2002. The Company discontinued issuing stock options to executives in 1997.

Aggregate Option Exercises in the Most Recently
Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) (1)		Value of Unexercised in-the-Money Options at FY-End ($) (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
S.G. Snyder	0	0	35,000	0	$59,850	0
I.A. Bourne	0	0	0	0	0	0
J. W. Kemp	0	0	0	0	0	0
D.L. Farrell	0	0	4,320	0	$9,115	0
J.F. Dinning	0	0	0	0	0	0

(1)

Each option is exercisable into one common share of the Company.

(2)

The value of unexercised in-the-money options is calculated based on the closing price of the common shares on the Toronto Stock Exchange on Dec. 31, 2002 ($17.11) less the exercise price of the option. (No options were re-priced or issued to officers during the most recently completed fiscal year.)

Retirement Pension Plan

Members who joined the retirement pension plan (the "Pension Plan") prior to July 1, 1998 had two options: a defined benefit and a defined contribution option. Employees joining after July 1, 1998 are required to participate in the defined contribution option. An exception has been made for a small number of senior executives hired from the U.S. who, in accordance with their terms of employment, have elected not to participate in the pension plans.

The Pension Plan is non-contributory and is based on the sum of annual base salary (see "Salary" column of the Summary Compensation Table on page 13) and the individual's annual performance incentive payment (see "Bonus" column of that table).

The defined benefit pension benefits are payable for life with either a five-year guarantee or life-time survivor spousal benefits, depending on marital status at the time of retirement, are integrated with the Canada Pension Plan benefits and are based on the highest consecutive 60 months' pensionable earnings in the last 10 years of employment ("Final Average Earnings"). The basic monthly pension amount is 1.4 per cent for Final Average Earnings up to the Canada Pension Plan earnings base and two per cent for Final Average Earnings above the Canada Pension Plan earnings base, all multiplied by the total number of years in this option ("Credited Service"). However, the Income Tax Act (Canada) limits the annual pension amount payable under the Pension Plan to $1,722 per year of Credited Service.

The defined contribution pension benefits are based on contributions of 10 per cent of pensionable earnings. However, during 2002, pensionable earnings were capped under the Pension Plan at $125,000, resulting in a maximum annual contribution of $12,500 (see "All Other Compensation" column of the Summary Compensation Table).

To compensate Pension Plan participants who are affected by the Income Tax Act (Canada) limits on defined benefit pension benefits or by the Company-imposed limits on defined contribution pension benefits, the Company has adopted a supplemental pension plan (the "Supplemental Pension Plan"). The Supplemental Pension Plan provides a defined pension benefit for each year of Credited Service equal to two per cent of Final Average Earnings on pensionable earnings in excess of the above limits.

S.G. Snyder, D.L. Farrell and J.F. Dinning are participants in the defined contribution option. I.A. Bourne is a participant in the defined benefit option. J.W. Kemp is not a participant in any of the pension plans. Assuming that the Named Executive Officers remain in the employ of the Company until the normal retirement age of 65, such officers will have the following number of years of Credited Service: S.G. Snyder, 18; I.A. Bourne, 20; D.L. Farrell, 39; and J.F. Dinning, 20.

The table below shows the total annual pension payable at age 60 under the defined benefit option and the supplemental pension plan for each Named Executive Officer as of Dec. 31, 2002. The supplemental pension plan applies to earnings in excess of the maximum contribution of $125,000 for those Named Executive Officers in the defined contribution option. Named Executive Officers in the defined benefit option are restricted by the limits under the Income Tax Act (Canada) described above.

Named Executive		Annual Supplemental	Total Estimated Annual
	Defined Benefit Option	Pension	Benefits
Officer

S.G. Snyder	N/A	$97,856	$97,856
I.A. Bourne (1)	$8,468	$81,676	$90,143
J. W. Kemp (2)	N/A	N/A	N/A
D.L. Farrell	N/A	$86,622	$86,622
J.F. Dinning	N/A	$27,575	$27,575

(1) I.A. Bourne earns two years of service for every one year of employment for the first five years of employment with TransAlta.

(2)  J.W. Kemp does not participate in the pension plans and instead receives a cash payment in lieu.

Indebtedness of Directors and Officers

Subsequent to Jan. 1, 2002, there has been no indebtedness, other than routine indebtedness, outstanding to the Company or any of its subsidiaries from any of the Company's directors, nominees for election as directors, executive officers, senior officers or associates of any such directors, nominees or officers.

Change of Control Agreements

The Company has entered into an Executive Change of Control Agreement with each of the Named Executive Officers whereby in the event of a Change of Control the Executive shall have the right, for a period of 90 days following a Change of Control which was not initiated by the Board, to immediately terminate employment and receive the amounts provided for in the agreement. In the event of a Change of Control, which was initiated by the Board, the HRC will have discretion to determine if the Executive shall be granted rights under the agreement. Regardless of whether or not the Change of Control was initiated by the Board, and in the event of a constructive dismissal of the Executive by the Company, the Executive has the right, for a period of 12 months following a Change of Control, to terminate employment and receive the amounts provided for in the agreement.

The Executive Change of Control Agreement states that the Company shall pay to such Executive: (a) an amount equal to three times the annual salary (for this purpose annual salary is defined as base salary); plus (b) an amount equal to two times the annual performance incentive bonus; plus (c) an amount equal to 16 per cent of annual salary to compensate the Executive for the loss of employee benefits. If the Executive is entitled to a defined benefit pension under the pension plan, such Executive would receive normal pension benefits at retirement age, plus an additional cash amount payable as a retiring allowance equal to the difference between the pension benefits and the amount calculated if the Executive had two additional years of credited service under the pension plan at termination date. If the Executive participates in the defined contribution plan, such Executive would receive an additional cash amount payable as a retiring allowance equal to two years of additional contributions.

Under the agreement, such Executive would also be entitled to exercise immediately all stock options such Executive would be entitled to exercise within a period of 60 days following the date of termination. The Executive would also be entitled to receive as soon as reasonably possible after the date of termination, the PSOP compensation that the Executive would have received had the Executive remained employed with the Company to the end of the determination period and received the maximum number of units possible.

Comparative Shareholder Return

This graph and table compare the return on the Company's common shares for the period 1998 through 2002, assuming a $100 initial investment at Dec. 31, 1997, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P TSX/Composite Index (formerly the TSE 300 Index).

	31-Dec-97	31-Dec-98	31-Dec-99	31-Dec-00	31-Dec-01	31-Dec-02

TransAlta	$100	$104	$68	$112	$115	$95

S&P/TSX
Composite	$100	$98	$130	$139	$122	$107

Directors' and Officers' Insurance

The Company has purchased directors' and officers' liability insurance, which has an aggregate claim limit of approximately US$100 million each policy year for all directors and officers of the Company and its subsidiaries. In 2002 the annual cost of this coverage was approximately US$166,410 and was paid by the Company. There is no deductible with respect to claims against insured persons. The Company is also insured and a deductible amount of approximately US$2 million is applicable with respect to lo sses subject to corporate reimbursement.

Corporate Governance

TransAlta Corporation and Corporate Governance

The Toronto Stock Exchange has adopted a set of guidelines for effective corporate governance that requires a listed corporation to disclose annually its approach to corporate governance, with a specific reference to each guideline.

A complete description of the Company's approach to corporate governance, with a specific reference to each guideline is set out in the "Statement of Corporate Governance Practices" attached as Appendix 1 to this Management Proxy Circular. This disclosure statement has been approved by the Nominating and Corporate Governance Committee and by the Board of Directors. The Charters of each of the AE Committee, HRC and NCGC are attached in Appendix 2.

Additional Information

Additional information regarding the business of the Company is contained in the Company's annual information form for 2002, and documents incorporated by reference therein. Additional financial information regarding the Company is provided in the Company's comparative consolidated financial statements for the year ended Dec. 31, 2002. Copies of these documents, the Company's annual information form for the fiscal year ended Dec. 31, 2002 (when it becomes available) and documents incorporated by reference therein (when they become available), any interim financial statements for periods subsequent to Dec. 31, 2002 and additional copies of this Management Proxy Circular may be obtained upon request from the director, Investor Relations, TransAlta Corporation at 110 - 12th Avenue S.W., Box 1900, Station M, Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail investor_relations@transalta.com.

Corporate information is also available on TransAlta Corporation's internet Web site: http://www.transalta.com.

2004 Annual Meeting of Shareholders - Shareholder Proposals

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the Management Proxy Circular for the 2004 annual meeting of holders of common shares of TransAlta (expected to be held in late April or early May 2004) must be received by the Corporate Secretary on or before Dec. 15, 2003. No shareholder proposals were received for inclusion in this Management Proxy Circular.

Directors' Approval

The contents of this proxy circular and the sending thereof to each shareholder whose proxy is solicited, and to Ernst & Young LLP has been approved by the Board of Directors of TransAlta.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

S.G. Snyder	I.A. Bourne
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Calgary, Alberta	Alison T. Love
March 14, 2003	Corporate Secretary

Appendix 1 - Statement of Corporate Governance Practices

Guideline 1 a	Board of Directors should specifically assume responsibility for the adoption of a strategic planning process
Does TransAlta align?	Yes
Comments:	The Board believes that management is primarily responsible for development of corporate strategy.
Strategic planning is a continuous process, and it is the role of the Board to review, question, validate and approve material changes in the strategy of TransAlta. The Board believes that strategy development is an interactive process between management and the Board.
The Board meets on an annual basis for a comprehensive, two-day strategic planning session at which time it reviews and approves the strategic plans of TransAlta.

Guideline 1 b	Board of Directors should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems
Does TransAlta align?	Yes
Comments:	The Board is responsible for understanding the principal risks associated with TransAlta's business on an ongoing basis and it is the responsibility of management to assure that the Board and its committees are kept well informed of these changing risks on a timely basis.
The Audit and Environment Committee ("AE Committee") of the Board reviews and reports to the
Board on financial risks inherent in the business and related risk management programs, as well as compliance with environmental regulations affecting the Company.

Guideline 1 c	Board of Directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management
Does TransAlta align?	Yes
Comments:	The Board believes that succession planning and management development are key to the ongoing process that contributes substantially to the success of TransAlta. The CEO provides a detailed report to the
Human Resources Committee ("HRC") and a summary presentation to the Board on these matters on an annual basis. At least once a year, the HRC reviews and reports to the Board on existing management resources and plans, including recruitment and training programs, for ensuring that qualified personnel will be available for succession to executive officer positions in TransAlta.
The HRC conducts an annual review and assessment of the performance of the CEO and the senior executive officers of TransAlta.

Guideline 1 d	Board of Directors should specifically assume responsibility for a communications policy
Does TransAlta align?	Yes
Comments:	The Board has approved TransAlta's Disclosure Policy covering timely dissemination of all material information. TransAlta communicates with its shareholders and other stakeholders through a variety of means, including its annual report, quarterly reports, annual information form, news releases, Web site, briefing sessions and group meetings.
Guideline 1 e	Board of Directors should specifically assume responsibility for the integrity of internal control and management information systems
Does TransAlta align?	Yes
Comments:	The AE Committee requires management to implement and maintain appropriate systems of internal control and meets with the internal and external auditors and management to assess the adequacy and effectiveness of these systems of internal control.

Guideline 2	Majority of directors should be "unrelated" (independent from management and free from conflicts of interest)
Does TransAlta align?	Yes
Comments:	The Nominating and Corporate Governance Committee ("NCGC") annually reviews the existence of any relationships between each director and TransAlta in order to ensure that the majority of directors are independent and unrelated to TransAlta and, where any relationships exist, the director is acting appropriately.
If the proposed direct ors are elected to the Board, only one (the CEO) out of 11 directors will be related to
TransAlta.

Guideline 3	Disclose for each director whether he or she is unrelated, and how that conclusion was reached
Does TransAlta align?	Yes
Comments:	Steve Snyder, President and CEO of TransAlta, is a "related" director.
In the case of all of the other directors proposed for election, based on information provided by the directors as to their individual circumstances, the Board has determined that only Mr. Snyder is "related"
and that, in the case of the remaining 10 nominees, each of them is independent of management, none has any interest, business or other relationship that could or could reasonably be perceived to materially interfere with his or her ability to act in the best interest of TransAlta and none has received remuneration from
TransAlta in excess of directors' retainers or fees.

Guideline 4	Appoint a committee of outside directors responsible for appointment of new nominees and ongoing assessment of directors
Does TransAlta align?	Yes
Comments	The NCGC annually reviews the criteria applicable to candidates to be considered for nomination to the
Board. The objective of this review is to ensure that the composition of the Board provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of TransAlta.
The NCGC makes recommendations to the Board and the Board is responsible for identifying suitable candidates to be recommended for election to the Board by the shareholders.
The NCGC, together with the Chair, annually assesses the performance of individual directors. The Chair of the NCGC, after meeting with each member of the Board individually, annually assesses the performance of the Chair of the Board.
Guideline 5	Implement a committee process for assessing the effectiveness of the Board of Directors, its committees and the contribution of individual directors
Does TransAlta align?	Yes
Comments:	The NCGC undertakes an annual assessment of the overall performance of the Board and its individual members and reports its findings to the Board. A questionnaire is used as one part of this process.
The assessment examines the effectiveness of the Board as a whole and specifically reviews areas that the
Board and/or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities.
The NCGC also makes recommendations annually relative to the composition of the various committees of the Board.
On an annual basis, the Board also evaluates its performance and that of individual directors through formal interviews of each director by the Chair of the Board.

Guideline 6	Provide orientation and education programs for new recruits to the Board of Directors
Does TransAlta align?	Yes
Comments:	New directors are provided with an orientation and education program that includes written information about the duties and obligations of TransAlta directors, the business and operations of TransAlta, documents from recent Board and committee meetings, and opportunities for meeting and discussion with senior management and other directors. The details of the orientation of each new director are tailored to each director's individual needs and areas of interest. On an ongoing basis, directors receive tutorials and updates on developments in the industry, political and economic developments in the geographical areas in which the Company is active and communications from the CEO to employees.

Guideline 7	Examine size and undertake a program to establish a board size which facilitates effective decision making
Does TransAlta align?	Yes
Comments:	The NCGC annually reviews the size of the Board, recommends changes in the size of the Board where appropriate and recommends nominees for election as directors and for membership on Board committees. It is the view of the Board that 11 to 14 directors is sufficient to provide diversity of expertise and opinions, efficient meetings and decision-making and to permit effective committee organization.

Guideline 8	Review adequacy and form of compensation of directors to ensure compensation reflects risks and responsibilities
Does TransAlta align?	Yes
Comments:	The NCGC reviews the compensation of the directors annually. The director's retainer is paid in common shares or deferred share units at the individual director's election and the Board has share ownership guidelines for directors.
Guideline 9	Committees should generally be composed of outside directors, the majority of whom are unrelated
Does TransAlta align?	Yes
Comments:	The NCGC, the HRC and the AE Committee are all composed entirely of unrelated directors.

20

Guideline 10	Appoint a committee responsible for developing an approach to corporate governance issues
Does TransAlta align?	Yes
Comments:	The mandate of the NCGC includes the responsibility to develop and recommend to the Board a set of corporate governance principles applicable to TransAlta.

Guideline 11 a	Define limits to management's responsibilities by developing position description for:
(i) the Board of Directors
Does TransAlta align?	Yes
Comments:	The Board has plenary power. Any responsibility not delegated to senior management or a committee of the Board remains with the Board. However, the Board has adopted its own guidelines that were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
(ii) the CEO
Does TransAlta align?	Yes
Comments:	The Board has approved a position description for the CEO. The Board annually approves the corporate objectives that the CEO is responsible for meeting and assesses the CEO against those objectives.

Guideline 11 b	Board of Directors should approve or develop corporate objectives that the CEO is responsible for meeting
Does TransAlta align?	Yes
Comments:	The HRC conducts an annual review of the performance of the CEO against objectives agreed upon by the
Committee and the CEO. The Chair and the Chair of the HRC communicate this performance evaluation to the CEO. The evaluation is used by the HRC in its deliberations concerning the CEO's annual compensation. The evaluation of performance against corporate objectives forms part of the determination of the entire compensation of all employees.

Guideline 12	Establish procedures to enable the Board of Directors to function independently of management
Does TransAlta align?	Yes
Comments:	The Board has separated the positions of Chair of the Board and CEO. The Chair of the Board, J.T.
Ferguson, is chosen by the full Board and is an unrelated director. In the absence of the Chair, the Chair of the NCGC acts in this capacity.
At every Board or Committee meeting, members of the Board or Committee meet formally without management in attendance to discuss any matter that any member may wish to bring to the attention of other non-management directors.

Guideline 13	Establish an audit committee composed only of outside directors with specifically defined roles and responsibilities
Does TransAlta align?	Yes
Comments:	All of the members of the AE Committee are independent and unrelated to TransAlta.
The charter of the AE Committee attached in Appendix 2 specifically defines its roles and responsibilities.

Guideline 14	Implement a system to enable individual directors to engage outside advisors at the corporation's expense
Does TransAlta align?	Yes
Comments:	The Board has determined that any director who wishes to engage an outside advisor on matters relating to their responsibilities as a director may do so, at the expense of TransAlta, after obtaining the authorization of the NCGC.

Appendix 2 - Charters of the Committees of the Board

In 2002, the Board and its Committees undertook a review of governance practices and the work of the committees, in part in response to the Sarbanes-Oxley Act as well as the New York Stock Exchange's ("NYSE") corporate governance proposals. The U.S. Securities and Exchange Commission is in the process of issuing rules and regulations to give effect to the provisions of Sarbanes-Oxley Act and is considering approval of the NYSE proposals. As provisions of Sarbanes-Oxley Act and the NYSE come into effect, the Board will review and amend its governance practices as necessary or desirable.

The charters of each of the committees contain general provisions with respect to the establishment of the committee and it procedures. These general provisions, being substantially similar, are not reproduced here but may be obtained upon request to the Corporate Secretary of the Company. These provisions relate to the composition of the committee (and the requirement for independence of all members), the appointment of committee members, the filling of vacancies, quorum requirements, appointment of a chair and secretary of the committee, the provision of notice of meetings, attendance of other board members, employees or consultants at meetings, the maintaining of records and minutes of meetings and the reporting of matters discussed to the Board.

The mandates and duties and responsibilities of the committees, as set out in their Charters, are as follows:

Audit and Environment Committee

A. Mandate of the Committee

The AE Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, the investment community and others, relating to the integrity of the Corporation's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the external auditors' qualifications, independence, performance and reports, the legal and environmental compliance programs as established by management and the Board, and the risk identification, assessment and management program. In so doing, it is the Committee's responsibility to maintain an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.

The function of the AE Committee is oversight. Management is responsible for the preparation, presentation and integrity of the financial statements of the Corporation. Management and the internal audit group of the Corporation are responsible for maintaining appropriate accounting and financial reporting principles and policy and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

While the AE Committee has the responsibilities and powers set forth herein, it is not the duty of the AE Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly. The AE Committee's role is to provide meaningful and effective oversight and counsel to management without assuming responsibility for management's day-to-day duties.

B. Duties and Responsibilities of the Committee

The AE Committee shall have the following specific duties and responsibilities:

1.	Audit and Financial Matters The AE Committee shall:
	a.	have direct responsibility for the appointment, compensation, retention and oversight of the external auditors, and in doing so, shall:
		i.	review the experience and qualifications of the external auditors' senior personnel who are providing audit services to the Corporation and the quality control procedures of the external auditors;
		ii.	review and approve the basis and amount of the external auditors' fees;

iii.	review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation (i) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors' report to satisf y itself of the external auditors' independence;
iv.	resolve disagreements between management and the external auditors regarding financial reporting;
v.	pre-approve audit services (including comfort letters provided in underwritten transactions) and non-audit services provided by the external auditors;
vi.	inform the external auditors and management that the external auditors shall have access directly to the Committee at all times, as well as the Committee to the external auditors; and
vii.	instruct the external auditors that they are ultimately accountable to the Committee as representatives of the shareholders of the Corporation, and that the Committee is directly responsible for the selection (subject to the approval of shareholders of the Corporation), evaluation and termination of the external auditors of the Corporation;

b.	review with management and the Corporation's external auditors the Corporation's financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the annual audit plan of the external auditors, the judgment of the external auditors as to the quality, not just the acceptability of, and the appropriateness of the Corporation's accounting principles as applied in its financial reporting and the degree of aggressiveness or conservatism of the Corporation's accounting principles and underlying estimates;

c.	review with management and the external auditors all financial statements and financial disclosure which require approval by the Board of Directors. Such review shall include:
	i.	the Corporation's annual financial statements including the notes thereto and "Management's Discussion and Analysis";
	ii.	any report or opinion to be rendered in connection therewith;
	iii.	the cooperation which the external auditors received during the course of their review and their access to all records, data and information which they requested;
	iv.	any significant transactions which were not a normal part of the Corporation's business;
	v.	management's process for formulating sensitive accounting estimates and the reasonableness of the estimates;
	vi.	any change in accounting principles and their applicability to the business;
	vii.	all significant adjustments proposed by the external auditors; and
	viii.	satisfying itself that there are no unresolved issues between management and the external auditors that could reasonably be expected to materially affect the financial statements;

d.	review the Corporation's interim financial results, including the notes thereto and "Management's Discussion and Analysis" with management and the external auditors and approve the release thereof by management;

e.	review annually the approach taken by management in the preparation of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
f.	at least annually, obtain and review a report by the external auditors describing the auditing firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the auditing firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

g.	review with senior management, the senior legal executive member of management and, as necessary, outside legal advisors, and the Corporation's internal and external auditors the effectiveness of the Corporation's internal controls to ensure the Corporation is in compliance with legal and regulatory requirements and with the Corporation's policies;

h.	review at least annually with the senior legal executive member of management, and, if necessary, outside legal advisors, significant legal, compliance or regulatory matters that may have a material effect on the financial statements of the business;

i.	discuss with management the Corporation's policies and procedures for identifying and managing the principal risks of its business (other than risks assumed directly by the Board or one of its other committees), to determine that management has implemented and is maintaining systems and procedures to manage or mitigate those risks, including programs of insurance and risk reduction;

j.	review the audit plans of the internal and external auditors of the Corporation including the degree of detail of those plans and the coordination between those plans;
k.	review and consider, as appropriate, any significant reports and recommendations made by internal audit relating to internal audit issues, together with management's response thereto;
l.	review management's plans regarding any changes in accounting practices or policies and the financial impact thereof;
m.	discuss with the external auditors their perception of the Corporation's financial and accounting personnel, any recommendations which the external auditors may have, including those contained in the management letter, with respect to improving internal financial controls, choice of accounting principles or management reporting systems, and review all management letters from the external auditors together with management's written responses thereto;

n.	review with management, the external auditors and, as necessary, internal and external legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

o.	review with management the Annual Pension Report and financial statements of the Corporation's pension plans including the actuarial valuation, asset/liability forecast, asset allocation, manager performance and plan operating costs;

p.	review annually the internal audit department charter, review with the internal auditors the Corporation's internal control procedures, the scope and plans for the work of the internal audit group, the annual checklist of responsibilities of the Committee, as prepared by the internal auditors; review the adequacy of resources and ensure that the internal auditors have unrestricted access to all functions, records, property and personnel of the Corporation and inform the internal auditors and management that the internal auditors shall have unfettered access directly to the Committee at all times, as well as the Committee to the internal auditors;

q.	at least annually, meet separately with management, the external auditors and internal auditors to review issues and matters of concern respecting audits and financial reporting;
r.	review the annual audit of expense accounts and perquisites of the Directors, the CEO and his direct reports, including the use of the Corporation's assets; as well as the Corporation's annual sponsorship, donations and political contributions;

s.	review incidents or alleged incidents of fraud, illegal acts and conflicts of interest;
t.	review the Corporate Code of Conduct and inquire of management as to policies and practices in place to ensure compliance and inquire of the internal and external auditors as to any instances of deviation from the Corporate Code of Conduct which have come to their attention, and the action taken as a result of same;

u.	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters;

v.	discuss with management and the external auditors any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issue regarding the Corporation's financial statements or accounting policies; and

w.	annually prepare a report from the Committee to shareholders or others, concerning the work of the Committee during that year in the discharge of its responsibilities.
2.	Environment, Health and Safety Matters The Committee shall:

a.	review and evaluate with management whether the existing environmental, health and safety practices and procedures of the Corporation and its subsidiaries comply with applicable legislation, and conform with industry standards, to prevent or mitigate losses;

b.	review with the management whether the Corporation's environment, health and safety policies (or those of its subsidiaries) are being effectively implemented;
c.	review the effectiveness of the response by the Corporation or its subsidiaries, as the case may be, to environment, health and safety issues, including compliance with statutory and regulatory requirements;

d.	review and consider reports and recommendations issued by the Corporation and its subsidiaries or by an external party relating to the environment, health and safety issues, together with management's response thereto;

e.	review with management and make recommendations to the Board of Directors as appropriate on the Corporation's environment, health and safety policies and procedures and any other matters relating to the environment, health and safety it considers relevant; and

f.	at least annually, meet separately with the senior environment member of management to review environmental matters that may have a material impact on the Corporation's business or financial results and report to the Board thereon.

3.     The AE Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in carrying out its mandate and in such matters shall have the authority to retain such counsel, experts or other advisors (financial or otherwise) as it may determine are necessary or appropriate.

Human Resources Committee

A. Mandate of the Committee

The HRC reports to the Board of Directors and is empowered by the Board to act on key human resource matters of the Corporation. Its mandate includes the discharge of the Board's responsibilities relating to compensation of the Corporation's executives and to produce an annual report on executive compensation for purposes of the proxy circular.

The CEO is responsible for overall management of the Corporation's human resources including human resource strategy, development and effectiveness.

The HRC exercises its required governance through actions such as review and approval of the succession plans and officers' salaries. Through its collective experience, the HRC also provides input and advice to the CEO and management on human resource matters. In discharging its responsibilities, the HRC shall be authorized to approve, in such circumstances as it considers appropriate, the engagement of outside advisors, such engagement to be at the Corporation's expense.

B. Duties and Responsibilities of Committee

The HRC shall have the following specific duties and responsibilities:

1.	Role and Job Description of CEO and Chair
	a.	review and approve corporate goals and objectives relevant to CEO compensation and evaluate the CEO's performance in light of those goals and objectives; and
	b.	review and recommend (in consultation with the NCGC) to the Board, proposed changes to the roles and responsibilities of the Chair and the CEO (as it relates to the CEO's role).
2.	Human Resource Policy
	a.	review and recommend to the Board proposed changes to major human resource policies.
3.	Appointment of Officers and Directorships
	a.	review and recommend to the Board proposed appointments of officers of TransAlta Corporation and its major subsidiaries;
	b.	review and recommend to the Board proposed major changes to the structure and organization of senior management functions; and
c.	approve acceptance of outside directorships of officers (other than directorships to not-for-profit organizations which the CEO is authorized to approve).

4.	Compensation (including benefits)
	a.	in conjunction with senior management, establish the Corporation's general compensation philosophy and oversee the development and implementation thereof;
	b.	review and recommend to the Board proposed changes to compensation policy;
	c.	review and approve proposed salaries, short-term incentives, long-term incentives, benefits and other compensation for officers, other than the CEO;
	d.	review and recommend to the Board salary, short-term incentives, long-term incentives, benefits and other compensation for the CEO based upon the evaluation of the CEO's performance;
	e.	review and recommend to the Board major changes to benefit programs;
	f.	review and approve executive employment contracts; and
	g.	review and approve special termination payments or other provisions for officers.
5.	Pension
	a.	review and recommend to the Board any proposed major changes to the Corporation's Employee Retirement Pension Plan or similar plans;
	b.	review annually pension plan activities and emerging issues; and
	c.	review and recommend to the Board the Committee's portion of the annual pension report.
6.	Organization Change, Management Development and Succession Planning
	a.	review and recommend to the Board for approval, proposed officer appointments and changes in position of officers;
	b.	review management strategies for organizational change;
	c.	establish the succession plan for the CEO position for review with the Board; and
	d.	approve management succession and development plans for key management personnel.
7.	Disclosure Reporting
	a.	review and recommend to the Board public disclosure relating to executive compensation, including any required report for the proxy circular or annual report.
8.	Evaluation
	a.	conduct an annual performance evaluation of the Committee as against its Charter.
9.	Report to the Board
	a.	report to the Board on matters reviewed and make recommendations for approval as appropriate.

Nominating and Corporate Governance Committee

A.	Mandate of the Committee
The mandate of the NCGC is to identify and recommend individuals to the Board for nomination as members of the Board and its committees and to develop and recommend to the Board a set of corporate governance principles applicable to the Corporation.

B.	Duties and Responsibilities of the Committee
	1.	The NCGC shall:
		a.	review, from time to time, the size, composition and profile of the Board taking into account age, geographical representation, disciplines and other issues it considers appropriate;
		b.	review and propose to the Board criteria for selecting new directors;
		c.	review annually the qualifications of persons proposed for election to the Board or to be appointed to fill any vacancies, and submit recommendations to the Board for its consideration and decision;
		d.	review, from time to time, the retirement age for directors;
		e.	review directors' compensation including share-based compensation;
		f.	maintain a list of future candidates for Board membership;

	g.	review annually the independence of outside directors;
h.	review periodically the overall succession planning for the Chair of the Board and, when appropriate, recommend to the Board the process for appointing the Chair of the Board. In the event that the Chair of the Board position becomes vacant, the Chair of the Committee will be appointed Acting Chair until a permanent Chair is determined;

	i.	review the Chair's performance and compensation annually and make a recommendation to the Board in the second year of the Chair's term with respect to renewal of the Chair's term;
j.	review directors' and officers' liabilities annually, including the process to mitigate them, including directors' and officers' education programs, indemnification programs and directors' and officers' insurance coverage, as appropriate; and

	k.	conduct an annual performance evaluation of the Committee and its functions.
2.	The NCGC shall also:
	a.	from time to time, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a Committee thereof;
	b.	develop and recommend to the Board a set of corporate governance principles applicable to the Corporation;
c.	annually assess the effectiveness of the Board as a whole including the availability, relevance and timeliness of information required by the Board, the orientation and education programs for new Board and Committee members and any surveys completed by directors dealing with the effectiveness of the operation of the Board;

	d.	review the annual management proxy circular, including corporate governance disclosure, and recommend to the Board for approval;
	e.	review periodically the roles and responsibilities of the Chair of the Board and the CEO (on request from the Human Resources Committee) and provide input to the Human Resources Committee;
	f.	review the governance practices in place for the subsidiaries of the Corporation;
	g.	review candidates for directorships of publicly-traded subsidiary companies or subsidiaries acting as general partners in publicly traded partnerships and approve external candidates; and
	h.	be authorized to approve, in such circumstances as it considers appropriate, the engagement of outside advisers, such engagement to be at the Corporation's expense.

3.  The NCGC may, at the request of the Board or on its own initiative, investigate such other matters as it considers necessary or appropriate in the circumstances.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: March 27, 2003

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